

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Via E-mail
Andrea Clark
Chief Executive Officer and President
Anvex International, Inc.
8551 W. Sunrise Boulevard, Suite 304
Plantation, Florida 33322

> **Re:**   **Anvex International, Inc.**
> **Form 8-K**
> **Filed February 13, 2012**
> **File No. 333-173039**

Dear Ms. Clark:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Form 8-K filed February 13, 2012**

General

1. The financial statements of the registrant are now the financial statements of Health Revenue Assurance Associates, Inc. Please provide in the 8-K the disclosures required by Item 304 of Regulation S-K for the change in accountant in connection with the merger or any prior change in accountants within the last 24 months.

2. Please disclose the fiscal year end you elected.

3. Please amend this filing to provide the pro forma financial information required by Item 9.01 of Form 8-K to be filed with regard to your reverse merger transaction with HRAA or tell us why such information is not required. Refer to Release No. 34-

52038 (July 15, 2005). Undistributed earnings or losses of a Subchapter-S registrant should be reclassified to paid-in capital in the pro forma statements.

Description of Business
Our Industry, page 2

4. We note that on February 16, 2012, the Department of Health and Human Services announced that it was initiating a process to postpone the October 1, 2013 implementation date for ICD-10. In light of the fact that "the main focus of [your] business will be with respect to the ICD-10 coding transition," please revise your disclosure to discuss the significance to your business of HHS' decision to delay the ICD-10 compliance date and add a risk factor addressing this issue.

Marketing, page 6

5. Your discussion of your marketing efforts on page 6 provides only your plans for the kinds of sales and marketing methods you intend to implement. Please revise to describe the current status of your marketing program.

Intellectual Property, page 7

6. Please revise your disclosure to provide the expiration date of your patent and the jurisdictions in which it is issued.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 8

7. Please include more detail regarding the operations of your subsidiary, Dream Reachers, LLC, engaged in the rental of real estate. Specify the nature of the real estate operations your subsidiary is engaged in and disclose the related accounting policies when material. Please disclose as much quantitative information as necessary for the understanding of your subsidiary's size and operations.

Selling and Administrative Expenses, page 9

8. Please direct us to information regarding "HRAA's planned sale scheduled for November 2011" and revise your disclosure to direct the reader to that information.

Liquidity and Capital Resources, page 11

9. Please clarify what you mean by your "expected additional capitalization related to [your] planned acquisition" at the bottom of page 11.

Critical Accounting Policies, page 12

10. Please tell us the reason for including the statement "The audited consolidated financial statements include all adjustments including normal recurring adjustments necessary to present fairly the consolidated financial position, results of operations and cash flows of HRAA for the periods presented. The results of operations for the years ended December 30, 2010 are not necessarily indicative of operating results expected for future periods."

Research and Development, page 14

11. Please disclose the nature of the research and development costs incurred and the projects they relate to.

Unregistered Sales of Equity Securities, page 22

12. You describe under the caption on page 22, "Sales by Anvex International, Inc.," the sale of 108,696 shares of common stock on February 10, 2012 at a purchase price of $3.22 per share, for gross proceeds of $350,000. However, on page 2 under the caption "Private Placement Offering," you discuss the February 10, 2012 sale of 206,183 shares of common stock at a purchase price of $3.22 per share, for gross proceeds of $663,907.25. Please explain the apparent discrepancy and revise as necessary to reconcile the different amounts.

Exhibit 99.1
Consolidated Financial Statements
Year ended December 31, 2010 and 2009

13. Provide pro forma income tax expense and earnings per share for the latest year and interim period on the face of the statement of income.

Notes to Consolidated Financial Statements

14. Please disclose segment information or disclose why such information is not required. Refer to ASC Topic 280.

15. Clarify in Form 8-K if APC Audit Pro is being acquired by Anvex and why APC Audit Pro should be included in the consolidated financial statements.

2 – Summary of Significant accounting policies
Revenue Recognition, page 7

16. The policy provided here is generic. Please revise this policy to discuss the key characteristics of all of your material revenue streams including your reliance on estimates. Include information regarding revenues earned from the real estate

operations of your subsidiary, Dream Reachers, LLC.  In your MD&A please include an analysis of the uncertainties involved in applying your revenue recognition principles at a given time or the variability that is reasonably likely to result for their application over time.  When relying on estimates, disclose if your estimates or assumptions bear the risk of change. Disclose, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

Exhibit 99.2
Consolidated Financial Statements
Period ended September 30, 2011

17. Please include your independent auditor's review report in the filing since it is referenced in footers, below your financial statements.  As an alternative, please label your financial statements unaudited, if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters.  Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director